Exhibit 4.1

Description of Securities of Silexion Therapeutics Corp Registered Pursuant to Section 12 of the
Securities Exchange Act of 1934, as amended

As of March 10, 2026, Silexion Therapeutics Corp (the “Company,” “Silexion,” “we,” “us,” and “our”) had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our ordinary shares, par value $0.0135 per share (“ordinary shares” or “Silexion ordinary shares”) and warrants to purchase Silexion ordinary shares (“warrants” or “Silexion warrants”). Set forth below is a summary of certain information concerning our share capital as well as a description of certain material terms of our Amended and Restated Memorandum and Articles of Association, as amended (the “Silexion A&R Articles” or the “Articles”), which became effective upon the consummation of our business combination transaction (the “Business Combination”) by and among Silexion, Moringa Acquisition Corp (“Moringa”), August M.S. Ltd., an Israeli company and a wholly-owned subsidiary of Silexion (“Merger Sub 1”), Moringa Acquisition Merger Sub Corp, a Cayman Islands exempted company and a wholly-owned subsidiary of Silexion (“Merger Sub 2”), and Silexion Therapeutics Ltd., an Israeli company (“Silexion Israel”), which closed on August 15, 2024 (the “Closing”), and certain Cayman Islands law matters.

Because the following is only a summary, it does not contain all of the information that may be important to you. The following summary does not purport to be complete and is qualified in its entirety by reference to applicable Cayman Islands law and the Silexion A&R Articles, which have been publicly filed with the Securities and Exchange Commission (“SEC”).

Unless specifically provided otherwise herein, all share, per share and related warrant information presented herein has been retroactively adjusted to reflect the reduced number of shares and the increase in the share price which resulted from the 1-for-9 reverse share split that we effected on November 29, 2024 and the 1-for-15 reverse share split that we effected on July 29, 2025 (the “reverse share splits”).

General

We are a Cayman Islands exempted company with limited liability. Our affairs are governed by our Articles and the Companies Law (2021 Revision) of the Cayman Islands, as amended and restated from time to time (the “Companies Law”).

The Silexion A&R Articles, as modified due to (i) the reverse share splits effected on November 29, 2024 and July 29, 2025, and (ii) the increase in authorized share capital that became effective on August 19, 2025, provide for an authorized share capital of $121,500 divided into 9,000,000 ordinary shares of a par value of US$0.0135 each (“Silexion ordinary shares” or “ordinary shares”).

As proposed for adoption at an extraordinary general meeting originally scheduled to be held on March 16, 2026 and adjourned to March 23, 2026, the authorized share capital would be increased to $796,500 divided into 59,000,000 ordinary shares, par value $0.0135 per share.

Ordinary Shares

The holders of Silexion ordinary shares are entitled to one vote for each share held of record on all matters to be voted on by shareholders.

There is no cumulative voting, including with respect to the appointment of directors. As a result, the holders of a simple majority of the outstanding ordinary shares, being present and entitled to vote, can elect all of the directors at each annual general meeting. Each director’s term ends at the next annual general meeting and upon the election of his or her successor.

Holders of Silexion ordinary shares do not have any conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the Silexion ordinary shares.

Preference Shares

The Silexion A&R Articles do not authorize the issuance of any preference shares.

Warrants

As of March 10, 2026, we had several classes of warrants outstanding, consisting of the following:

1.
Public Warrants and Private Warrants: Approximately 44,000 warrants in total (including 42,592 public warrants, which are listed, and trade, on the Nasdaq Capital Market, and 1,408 private warrants) that entitle the registered holder to purchase one Silexion ordinary share at a price of $1,552.50 per share, subject to adjustment as discussed below. These warrants will expire at the earlier to occur of (i) 5:00 p.m., New York City time, on the fifth anniversary of the closing of the Business Combination (August 15, 2029), and (ii) the liquidation of the Company.

2.
January 2025 Public Offering Warrants: Up to 33,661 ordinary shares underlie remaining outstanding ordinary warrants and up to 17,284 ordinary shares underlie placement agent warrants (all of which remain outstanding,) that were issued in our January 2025 public offering facilitated by H.C. Wainwright & Co., LLC (“H.C. Wainwright”) as placement agent. These ordinary warrants have an exercise price of $20.25 per ordinary share, and the placement agent warrants have an exercise price of $25.31 per ordinary share. All of such warrants are exercisable for five years from issuance (i.e., until January 15, 2030).

3.
Warrant Exercise Inducement Transaction Warrants: Up to 18,464 ordinary shares and 304,212 ordinary shares are issuable under remaining outstanding investor warrants, and up to 10,368 ordinary shares and 10,647 ordinary shares underlie placement agent warrants, all of which were issued in warrant exercise inducement transactions facilitated by H.C. Wainwright in late January 2025 and early August 2025, respectively. These warrants have exercise prices of $22.50 and $11.32 per share for the investor warrants from the January 2025 and August 2025 transactions, respectively, and $27.66 and $14.46 per share for the placement agent warrants from the January 2025 and August 2025 transactions, respectively. Each of the foregoing warrants expires at the two-year anniversary of its issuance (January 30, 2027 and August 1, 2027 for warrants issued pursuant to the January 2025 and August 2025 warrant exercise inducement transactions, respectively).

4.
September 2025 Public Offering Warrants: Up to 1,500,000 ordinary shares are issuable upon exercise of Series A ordinary warrants and up to 1,055,000 ordinary shares are issuable upon exercise of remaining outstanding Series B ordinary warrants, and up to 105,000 ordinary shares underlie placement agent warrants, all of which were issued in our September 2025 public offering facilitated by H.C. Wainwright as placement agent. The Series A warrants have a five-year term (expiring on September 11, 2030), the Series B warrants have a one-year term (expiring on September 11, 2026), and both have an exercise price of $4.00 per share. The placement agent warrants have an exercise price of $5.00 per share and a five-year term (expiring on September 11, 2030).

No warrant will be exercisable for cash, and we will not be obligated to issue ordinary shares upon exercise of a warrant unless the issuance of the ordinary shares upon exercise of the warrant has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrant. In the event that the condition in the immediately preceding sentence is not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant for cash and such warrant may have no value and expire worthless. Warrants may not be exercised by, or securities issued to, any registered holder in any state in which such exercise or issuance would be unlawful.

Terms of Public Warrants and Private Warrants

In connection with the Business Combination, we agreed that as soon as practicable after the Closing, we would use our reasonable best efforts to file with the SEC a registration statement for the registration, under the Securities Act of 1933, as amended (the “Securities Act”), of the issuance of the ordinary shares issuable upon exercise of the public warrants and private warrants, and we would use our best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement and a current prospectus relating to those ordinary shares until those warrants expire or are redeemed. Pursuant to the foregoing undertaking, on October 8, 2024, we filed with the SEC a registration statement on Form S-1 for the registration of the issuance of Silexion ordinary shares underlying all public warrants and private warrants, which was declared effective by the SEC on October 16, 2024. We have maintained the effectiveness of that registration statement and have updated the prospectus contained therein by filing post-effective amendments and prospectus supplements throughout the period since that registration statement was declared effective by the SEC. Holders of those warrants have the right, during any period when we fail to maintain an effective registration statement covering the issuance of ordinary shares underlying those warrants, to exercise those warrants on a “cashless basis,” by exchanging the warrants in accordance with Section 3(a)(9) of the Securities Act or another available exemption. If an exemption from registration is not available, holders will not be able to exercise their public warrants or private warrants on a cashless basis.

The public warrants and private warrants were originally issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Moringa, which agreement was expressly assumed by us in an agreement entered into at the Closing of the Business Combination. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, or add or change any other provisions with respect to matters or questions arising under the warrant agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the registered holders, including lowering the exercise price or extending the exercise period. All other modifications or amendments require the approval, by written consent or vote, of the holders of at least a majority of the then outstanding public warrants in order to make any change that adversely affects the interests of the registered holders.

The Silexion private warrants are identical to the Silexion public warrants, except that each Silexion private warrant is exercisable for cash (even if a registration statement covering the Silexion ordinary shares issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, and will not be redeemable by the Company, in each case so long as they are still held by the Moringa sponsor, EarlyBirdCapital, Inc. (the representative of the underwriters of Moringa’s initial public offering) or their respective affiliates.

We may call the public warrants for redemption, in whole and not in part, at a price of $0.01 per warrant, upon not less than 30 days’ prior written notice of redemption to each warrant holder, if and only if

●
the reported last sale price of the ordinary shares equals or exceeds $2,430.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders; and

●	a registration statement is then in effect with respect to the ordinary shares underlying the public warrants.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a public warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for public warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the public warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If we call the public warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants prior to redemption to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the five trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of public warrants.

The exercise price and number of ordinary shares issuable on exercise of the public warrants and private warrants may be adjusted in certain circumstances including in the event of a share capitalization or our recapitalization, reorganization, merger or consolidation. However, the public warrants and private warrants will not be adjusted for issuances of ordinary shares at a price below their exercise price.

The public warrants and private warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Transfer Agent and Warrant Agent

The transfer agent and registrar for our ordinary shares, and the warrant agent for our public warrants and private warrants, is Continental Stock Transfer & Trust Company.

Trading Symbols

Our ordinary shares and public warrants are listed, and trade, on the Nasdaq Capital Market under the symbols “SLXN” and “SLXNW”, respectively.